7/14

06009502

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 29 2006
WASH, D.C. 213

AB 7/12

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2005 (MM/DD/YY) AND ENDING 04/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRONIN & Co Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Nicollet Mall #2520
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANAE MARTINSON 612.339.8561
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

90 S 7th St #4200 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 20 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/18/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM

OATH OR AFFIRMATION

I, CARLTON R. CRONIN, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cronin & Co Inc, as of April 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RANAE B. MARTINSON
Notary Public
Minnesota
My Commission Expires January 31, 2010

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRONIN & CO., INC. AND SUBSIDIARY

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors and Stockholders
Cronin & Co., Inc.:

We have audited the accompanying consolidated statements of financial condition of Cronin & Co., Inc. and subsidiary (the Company) as of April 30, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cronin & Co., Inc. as of April 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

May 26, 2006

CRONIN & CO., INC. AND SUBSIDIARY

Consolidated Statements of Financial Condition

April 30, 2006 and 2005

Assets		2006	2005
Cash and cash equivalents	$	290,875	1,496,963
Cash, segregated under federal regulations		—	50,000
Customer receivables		—	63,474
Interest receivable		22,659	24,812
Securities owned, at market value		2,805,471	1,897,819
Notes receivable from stockholders		—	250,000
Property and equipment, at cost (net of accumulated depreciation of $209,369 and $252,316, respectively)		76,790	107,021
Deposits for securities underwriting		687,900	113,550
Other assets		199,135	125,582
Total assets	$	4,082,830	4,129,221
Liabilities and Stockholders' Equity			
Liabilities:			
Payable to clearing organization	$	777,105	—
Customer payables		—	91,759
Accounts payable		82,732	106,775
Profit sharing contribution payable		—	40,000
Accrued compensation and commissions		43,862	56,724
Income taxes payable, including deferred taxes of $4,774 and $13,046, respectively		16,535	25,800
Total liabilities		920,234	321,058
Stockholders' equity:			
Common stock, $1 par value. Authorized 26,710 shares, issued and outstanding 12,553 and 15,234 shares, respectively		12,553	15,234
Additional paid-in capital		842,596	932,252
Notes receivable from stockholders		(456,208)	(510,925)
Retained earnings		2,763,655	3,371,602
Total stockholders' equity		3,162,596	3,808,163
Total liabilities and stockholders' equity	$	4,082,830	4,129,221

See accompanying notes to consolidated financial statements.

CRONIN & CO., INC. AND SUBSIDIARY

Consolidated Statements of Income

Years ended April 30, 2006 and 2005

		2006	2005
Revenues:			
Commissions and investment banking	$	2,674,479	2,863,599
Trading gains (losses)		6,029	(565)
Interest		240,446	224,811
Total revenues		2,920,954	3,087,845
Expenses:			
Employee compensation and benefits		1,131,318	1,299,738
Commissions		818,052	883,628
Occupancy and equipment rental		277,226	285,917
Bank and clearing charges		166,085	94,282
Communications		28,472	30,174
Interest		113,173	33,332
Other operating expenses		318,430	306,358
Total expenses		2,852,756	2,933,429
Income before income taxes		68,198	154,416
Income tax expense (benefit) (note 9)		7,444	(5,736)
Net income	$	60,754	160,152

See accompanying notes to consolidated financial statements.

CRONIN & CO., INC. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders' Equity

Years ended April 30, 2006 and 2005

	Common stock			Additional	Notes receivable from	Retained	Total stockholders'
	Shares		Amount	paid-in capital	stockholders	earnings	equity
Balance, April 30, 2004	17,044	$	17,044	892,502	(563,174)	3,744,440	4,090,812
Redemption and retirement of common stock	(2,000)		(2,000)	(11,010)	—	(532,990)	(546,000)
Issuance of common stock	190		190	50,760	—	—	50,950
Payment of notes receivable from stockholders	—		—	—	52,249	—	52,249
Net income	—		—	—	—	160,152	160,152
Balance, April 30, 2005	15,234		15,234	932,252	(510,925)	3,371,602	3,808,163
Redemption and retirement of common stock	(2,689)		(2,689)	(91,188)	—	(668,701)	(762,578)
Issuance of common stock	8		8	1,532	—	—	1,540
Payment of notes receivable from stockholders	—		—	—	54,717	—	54,717
Net income	—		—	—	—	60,754	60,754
Balance, April 30, 2006	12,553	$	12,553	842,596	(456,208)	2,763,655	3,162,596

See accompanying notes to consolidated financial statements.

CRONIN & CO., INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended April 30, 2006 and 2005

		2006	2005
Operating activities:			
Net income	$	60,754	160,152
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation expense		44,067	35,244
(Gain) loss on disposal of property and equipment		(10,552)	813
Changes in operating assets and liabilities:			
Cash, segregated under federal regulations		50,000	—
Customer receivables/payables		(28,285)	61,212
Interest receivable		2,153	27,597
Securities owned		(907,652)	3,406,596
Deposits for securities underwriting		(574,350)	(91,250)
Other assets		(73,553)	16,041
Payable to clearing organization		777,105	—
Accounts payable		(24,043)	81,795
Profit sharing contribution payable		(40,000)	(45,000)
Accrued compensation and commissions		(12,862)	(136,659)
Income taxes payable, including deferred taxes		(9,265)	(98,897)
Net cash (used in) provided by operating activities		(746,483)	3,417,644
Investing activities:			
Purchases of property and equipment		(14,784)	(5,696)
Proceeds from sale of property and equipment		11,500	—
Payment of notes receivable from stockholders		304,717	77,249
Net cash provided by investing activities		301,433	71,553
Financing activities:			
Decrease in line of credit		—	(1,950,000)
Proceeds from the issuance of common stock		1,540	50,950
Redemption and retirement of common stock		(762,578)	(546,000)
Net cash used in financing activities		(761,038)	(2,445,050)
(Decrease) increase in cash		(1,206,088)	1,044,147
Cash and cash equivalents, beginning of year		1,496,963	452,816
Cash and cash equivalents, end of year	$	290,875	1,496,963
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$	113,173	32,815
Income taxes		16,709	93,161

See accompanying notes to consolidated financial statements.

(1) Description of Business

Cronin & Co., Inc. (the Company) was incorporated in 1974. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Municipal Securities Rulemaking Board (MSRB). The Company engages in the business of acting as a dealer in municipal bonds and other fixed-income securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company guarantees to its clearing firm the performance of every customer transaction it introduces to the clearing firm. The Company also acts as an underwriter, co-underwriter, and selling group participant of competitive and negotiated municipal bond offerings. Additionally, the Company is permitted to trade securities for its own account. The Company's corporate offices are located in Minneapolis, Minnesota.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Cronin Asset Management LLC. All material intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash equivalents represent investments with a maturity of three months or less at the time of purchase. Cash and cash equivalents exclude amounts segregated under federal regulations.

(d) Customer Receivables

Customer receivables arise from the sale of municipal bonds and other fixed-income securities held by the Company. The credit risk is minimized as all sales transactions are collateralized by the securities sold.

(e) Securities Transactions

The Company records securities transactions, including the related revenues and expenses, on a settlement-date basis, which is not materially different from a trade-date basis. Securities owned are stated at fair value with related changes in unrealized gains or losses reflected in trading gains and losses. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

(Continued)

The Company believes the municipalities whose securities the Company owns are financially stable and that no significant credit risk exists with respect to these securities or the related interest receivable arising from the holding of the securities.

(f) ***Property and Equipment***

Property and equipment is recorded at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method based on the estimated useful lives of the assets.

(g) ***Income Taxes***

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(h) ***Reclassifications***

Certain amounts in the financial statements for the prior year have been reclassified to conform with the current year presentation.

(i) ***Fair Value of Financial Instruments***

Substantially all of the Company's financial assets and liabilities are carried at market values, or contracted amounts, which, because of their short-term nature, approximate current fair value.

(j) ***Revenue Recognition***

The Company records sales commissions on a settlement-date basis, which does not materially differ from trade date, and investment banking revenues at the time the investment banking is completed and income is reasonably determinable.

(3) Payable to Clearing Organization

The Company clears certain of its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The amount payable to the clearing organization relates to the aforementioned transactions and is collateralized by securities owned by the Company.

(4) Securities Owned

Marketable securities owned consist of state and municipal obligations at market values of $2,802,471 and $1,891,819 as of April 30, 2006 and 2005, respectively.

Securities not readily marketable include state and municipal obligations (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. The Company holds one such security and the estimated fair value was $3,000 and $6,000 as of April 30, 2006 and 2005.

(5) Line of Credit

The Company has a discretionary line of credit principally to finance the Company's securities inventory and customers' unpaid securities. At April 30, 2006, the Company's maximum credit facility was $5,000,000; however, the bank's commitment, as well as the interest rate on outstanding balances, is subject to change on a day-to-day basis. Amounts borrowed under the line fluctuate daily based on the timing of customer and broker-dealer trades and issues underwritten by the Company. At April 30, 2006 and 2005, the outstanding borrowings under this agreement were $0. The line of credit accrues interest at a variable rate and is due on demand. The line of credit expires in November 2006 and it is the Company's intent to renew the line of credit.

(6) Employee Benefit Plans

(a) 401(k) Salaried Savings and Profit Sharing Plan

The Company's 401(k) salaried savings and profit sharing plan (the Plan) covers substantially all employees. The Plan allows participants to make contributions of up to 15% of their compensation, not to exceed statutory limits as provided by the Internal Revenue Code. The Company matches 25% of each participant's contribution to the Plan.

The Company may also make additional 401(k) and profit sharing contributions at the discretion of the board of directors. Participants vest immediately in their contributions and become fully vested in the Company's contributions over six years of service. The Company's 401(k) match and discretionary contributions totaled $35,821 and $35,569 for the years ended April 30, 2006 and 2005, respectively. In addition, as of April 30, 2006 and 2005, the Company accrued profit sharing contributions of $0 and $40,000, respectively.

(b) Employee Stock Purchase Program

The Company has an employee stock purchase program available to all employees who have been employed by the Company for at least two years, are employed by the Company for more than five months in any calendar year, and own less than 5% of the total combined voting power or value of all classes of stock. Under the program, employees could elect to withhold up to 15% of their after-tax annual compensation on an annual basis, defined as the "offering period," to purchase the Company's common stock. The purchase price of a share of common stock purchased by a participant is equal to 90% of the lesser of the book value on May 1 or the first day the participant becomes eligible if they are not eligible on May 1 or the book value on the purchase date, which is the last day of the quarter.

Participants in the program may discontinue payroll deductions at any time and have previously deducted funds returned to them. Also, upon termination of employment, the Company will redeem all common stock held by the terminated employee at a price equal to the book value of the stock on the date of the participant's termination. The Company has reserved 18,000 shares for issuance under the Plan. For the years ended April 30, 2006 and 2005, the Company issued eight and fourteen shares at a price of $255.27 and $245.75 per share, respectively.

(7) Commitments and Contingencies

The Company leases its corporate office under a noncancelable operating lease. In addition, the Company leases quotation trading equipment on a month-to-month basis and also leases a copier under a noncancelable operating lease.

As of April 30, 2006, future minimum lease payments under these leases are as follows:

2007	$	92,758
2008		96,103
2009		98,492
2010		97,367
Thereafter		129,971
	$	514,691

Rent expense was $155,731 and $162,289 for the years ended April 30, 2006 and 2005, respectively.

(8) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At April 30, 2006, the Company's net capital of $2,849,966 exceeded the minimum net capital required by $2,599,966. The Company's ratio of aggregate indebtedness to net capital at April 30, 2006 was .05 to 1 as compared to a maximum allowable ratio of 15 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

(Continued)

(9) Income Taxes

The income tax provision consisted of the following for the years ended April 30:

		2006	2005
Current income taxes:			
Federal	$	6,194	(635)
State		9,522	(14,890)
		15,716	(15,525)
Deferred income tax:			
Federal		(7,290)	9,132
State		(982)	657
		(8,272)	9,789
Income tax expense (benefit)	$	7,444	(5,736)

The provision for income taxes differs from the expected tax expense (benefit) computed by applying the federal corporate tax rate of 34% to income before taxes as follows:

Description		2006			2005	
Expected federal income tax expense	$	23,187	34.00%	$	52,501	34.00%
State taxes, net of federal benefit		5,891	8.64		(9,394)	(6.08)
Tax-exempt interest income		(29,210)	(42.83)		(68,202)	(44.17)
Non-deductible expenses		7,576	11.11		19,359	12.54
Effective tax expense (benefit) and rate	$	7,444	10.92%	$	(5,736)	(3.71)%

Deferred taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Temporary differences resulted primarily from depreciation on property and equipment. These temporary differences are expected to reverse over the estimated useful lives of the assets, generally five years.

(10) Related-party Transactions

Included in equity are $456,208 and $510,925 of notes receivable from stockholders at April 30, 2006 and 2005, respectively, relating to the purchases of common stock. The notes bear interest at 5%, are secured by the purchased common stock, and are due in June 2013. During the years ended April 30, 2006 and 2005, the Company recognized and received $24,212 and $26,457, respectively, of interest income related to these notes.

(Continued)

At April 30, 2006 and 2005, the Company had a note receivable from a stockholder aggregating $0 and $250,000, respectively. The note bears interest at 4.5%, is unsecured, and was repaid in April 2006. During the years ended April 30, 2006 and 2005, the Company recognized and received $11,485 and $11,204, respectively, of interest income related to the note.

(11) Financial Instruments with Off-Balance Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. The Company maintains all of its trading securities at the clearing firm and these trading securities collateralize amounts due to the clearing firm.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments, that were open at April 30, 2006, have subsequently settled and had no material effect on the Company's financial statements for the year ended April 30, 2006.

(12) Subsequent Event

On May 15 and 22, 2006, the Company purchased with cash and retired 2,000 and 1,510 shares of common stock, respectively, from stockholders for a purchase price of $290.61 per share.

Schedule

CRONIN & CO., INC. AND SUBSIDIARY

Computation of Net Capital Pursuant to Rule 15c3-1

April 30, 2006

Net capital:		
Total stockholders' equity	$	3,162,596
Deductions:		
Total nonallowable assets		80,925
Other deductions		116,009
Net capital before haircuts on securities		2,965,662
Haircuts on securities:		
State and municipal obligations		115,696
Net capital		2,849,966
Computation of basic net capital requirement:		
Minimum net capital required		250,000
Excess net capital	$	2,599,966
Aggregate indebtedness:		
Items included in statement of financial condition:		
Income taxes payable, including deferred taxes	$	16,535
Accounts payable		82,732
Accrued compensation and commissions		43,862
Total aggregate indebtedness	$	143,129
Ratio of aggregate indebtedness to net capital		0.050
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of April 30, 2006):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	2,892,522
Net audit adjustment to stockholders' equity for stock buy-back		(11,250)
Net audit adjustment to income		(29,298)
Net audit adjustment to accumulated depreciation		(5,963)
Net audit adjustment to deferred tax liability and income tax payable		3,955
Net capital per above	$	2,849,966
Total aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report as of April 30, 2006	$	100,575
Net audit adjustment to deferred tax liability and income tax payable		3,489
Net audit adjustment to accounts payable		39,065
Total aggregate indebtedness per above	$	143,129

See accompanying independent auditors' report.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Cronin & Co., Inc.:

In planning and performing our audit of the consolidated financial statements and supplementary schedule of Cronin & Co., Inc. and subsidiary (the Company) for the year ended April 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 26, 2006